Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in Amendment No. 8 to the Registration Statement on Form S-1 (file no. 333-207938) of Monster Digital, Inc. and Subsidiary of our report, which includes an explanatory paragraph related to Monster Digital, Inc.’s ability to continue as a going concern dated April 20 2016, except for the effects of the matter discussed in the last paragraph of Note 11 which are as of June 6, 2016 and June 23, 2016, on our audits of the consolidated financial statements of Monster Digital, Inc. and Subsidiary as of December 31, 2015 and 2014 and for the years then ended. We also consent to the reference to our firm under the caption “Experts”.

/s/ CohnReznick LLP

Roseland, New Jersey

July 7, 2016